EXHIBIT 21.1

Subsidiaries of the Registrant

Name:	Jurisdiction
Northwest Biotherapeutics Limited	United Kingdom

Aracaris Capital, Ltd.	United Kingdom

NW Bio Gmbh	Germany

Northwest Biotherapeutics B.V.	Netherlands

Flaskworks LLC	United States